Filed by Southern California Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: California BanCorp

Commission File No.: 001-39242

Client Communication

January 30, 2024

To our valued clients,

We are excited to announce that Southern California Bancorp, the holding company for the Bank of Southern California, and California BanCorp, the holding company for California Bank of Commerce, jointly announced this morning the execution of a definitive merger agreement to combine the operations of both holding companies and banks. No decision has been made regarding the name of the combined company and bank after closing; however, we are currently evaluating various options.

Once the merger is completed, the new entity will be a premier bank with $4.6 billion in total assets and 14 branch locations across some of the most attractive markets in the state of California. The Northern California footprint will include the California Bank of Commerce branch in Contra Costa County and its four loan production offices serving Alameda, Contra Costa, Sacramento, and Santa Clara counties. The Southern California footprint will include Bank of Southern California’s 13 branches that serve Los Angeles, Orange, San Diego and Ventura counties, and the Inland Empire.

“We are excited about this merger of equals bringing together two premier California business banks to create a larger franchise that will offer the valued clients of both organizations additional products and services, higher lending limits and an expanded branch network,” said David Rainer, Chairman and CEO of Southern California Bancorp. “I thank the clients of Bank of Southern California for their help in building our franchise and the opportunity to continue serving them. To the clients of Commerce Bank of California, I look forward to meeting you and working alongside Steven Shelton and his team to continue providing you the outstanding service you currently receive from them.”

“The combination of these two outstanding franchises unites two like-minded institutions that share the same values and client-centric focus,” said Steven Shelton, Chief Executive Officer of California BanCorp and California Bank of Commerce. “We are excited to share with our valued clients the news of our planned merger that will expand our footprint, as well as the products and services we are able to offer. I appreciate the continued support and opportunity to serve our CBC clients and look forward to working with David Rainer and his team to serve our Southern California clients.”

Top leadership from both companies will continue in the following roles after the close of the merger:

●	David Rainer, Chairman of Southern California Bancorp, will serve as Executive Chairman of the combined company, bank and boards.

●	Steven Shelton, Chief Executive Officer of California BanCorp, will serve as Chief Executive Officer and a director of the combined company and the combined bank.

●	Richard Hernandez, President of Southern California Bancorp, will serve as President of the combined company and combined bank.

●	Thomas Sa, President, Chief Financial Officer and Chief Operating Officer of California BanCorp will serve as Chief Operating Officer of the combined company and combined bank.

●	Thomas Dolan, Chief Financial Officer and Chief Operating Officer of Southern California Bancorp will serve as Chief Financial Officer of the combined company and Chief Strategy Officer of the combined bank.

What is the reason for this merger?

●	The merger of these two healthy, high performing banks will broaden the product and service offerings to clients of both banks, expand the branch network of both banks into new areas of California, and increase lending limits for clients.

What actions do I need to take regarding this merger?

●	No action is necessary on your part at this time as the banks will continue operating independently until the close of the merger.

When will the merger take effect?

●	The transaction is expected to close in the third quarter of 2024, subject to satisfaction of customary closing conditions, including receipt of required regulatory approvals and approvals from Southern California Bancorp and California BanCorp shareholders. Until then, Bank of Southern California and California Bank of Commerce will continue to operate as separate, independent companies.

Where can I find additional information on the merger?

●	The jointly released press release announcing the merger can be found on the Southern California Bancorp investor relations website or the California BanCorp investor relations website.

We encourage you to review the press release announcing the merger or talk to your relationship manager if you have any questions.

Sincerely,

David Rainer
Chairman & CEO, Southern California Bancorp

Steven Shelton

CEO, California BanCorp

FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including but not limited to certain plans, expectations, projections and statements about the benefits of the proposed merger (the “Merger”) of Southern California Bancorp (“SCB”) and California BanCorp (“CBC”), the timing of completion of the Merger, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by the Private Securities Litigation Reform Act of 1995.

Factors that could cause or contribute to results differing from those in or implied in the forward-looking statements include but are not limited to the occurrence of any event, change or other circumstances that could give rise to the right of SCB or CBC to terminate their agreement with respect to the Merger; the outcome of any legal proceedings that may be instituted against SCB or CBC; delays in completing the Merger; the failure to obtain necessary regulatory approvals (and the risk that such approvals impose conditions that could adversely affect the combined company or the expected benefits of the Merger); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the Merger on a timely basis or at all; the ability to complete the Merger and integration of SCB and CBC successfully; costs being greater than anticipated; cost savings being less than anticipated; changes in economic conditions; the risk that the Merger disrupts the business of SCB, CBC or both; difficulties in retaining senior management, employees or customers; the impact of bank failures or other adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; and other factors that may affect the future results of SCB and CBC. Additional factors that could cause results to differ materially from those described above can be found in SCB’s amended Registration Statement on Form 10 filed on April 24, 2023, which is on file with the Securities and Exchange Commission (the “SEC”) and is available in the “Investor Relations” section of SCB’s website, www.banksocal.com, in CBC’s Annual Report on Form 10-K for the year ended December 31, 2022 which is on file with the SEC and is available in the “Investor Relations” section of CBC’s website, www.californiabankofcommerce.com, and in other documents that SCB and CBC file with the SEC. Investors may obtain free copies of these documents and other documents filed with the SEC on its website at www.sec.gov.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither SCB nor CBC assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Merger, SCB will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of SCB and CBC and a prospectus of SCB, as well as other relevant documents concerning the proposed transaction. Certain matters in respect of the Merger will be submitted to SCB’s and CBC’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investors and shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the Merger when they become available and any other relevant documents filed with the SEC in connection with the Merger because they will contain important information.

Investors will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about SCB and CBC, without charge, at the SEC’s website, www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, in the “Investor Relations” section of SCB’s website at www.banksocal.com (for SCB’s filings) and in the “Investor Relations” section of CBC’s website, www.californiabankofcommerce.com (for CBC’s filings).

PARTICIPANTS IN THE SOLICITATION

SCB, CBC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of SCB and CBC in connection with the Merger. Information regarding SCB’s directors and executive officers and their ownership of SCB common stock is available in SCB’s definitive proxy statement for its 2023 annual meeting of shareholders filed with the SEC on June 13, 2023 and other documents filed by SCB with the SEC. Information regarding CBC’s directors and executive officers and their ownership of CBC common stock is available in CBC’s definitive proxy statement for its 2023 annual meeting of shareholders filed with the SEC on April 20, 2023 and other documents filed by CBC with the SEC. Other information regarding the participants in the proxy solicitation and their ownership of common stock will be contained in the joint proxy statement/prospectus relating to the Merger. Free copies of these documents may be obtained as described in the preceding paragraph.